Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors DPL Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-44370) on Form S-3 and Registration Statement (No. 333-39982) on Form S-8 of DPL Inc. and Subsidiaries (the Company) of our reports dated March 11, 2005, with respect to the consolidated balance sheets of the Company as of December 31, 2004 and 2003, and the related consolidated statements of results of operations, shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2004, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appears in the December 31, 2004 annual report on Form 10-K of the Company.

/s/ KPMG LLP

KPMG LLP
Kansas City, Missouri
March 9, 2005